November 4, 2011 Medium-Term Notes, Series D Offering Summary No. 2011-MTNDG0145 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

The Digital Plus Notes offer the opportunity for investors to earn a return based on the performance of a futures contract on Brent blend crude oil, while providing protection against negative performance of that futures contract.  We refer to Brent blend crude oil as the underlying commodity.  Unlike ordinary debt securities, the notes do not pay interest, and your payment at maturity will be based on the change in the commodity price of the underlying commodity from the pricing date to the valuation date.  At maturity, if the commodity price of the underlying commodity increases at all from the pricing date to the valuation date, you will receive a positive return on the notes equal to the greater of (i) 18% to 22% (to be determined on the pricing date) and (ii) the percentage increase in the commodity price of the underlying commodity from the pricing date to the valuation date.  If, on the other hand, the commodity price of the underlying commodity has not increased or has declined, then the notes will be redeemed for their stated principal amount of $1,000 per note. The notes are a series of unsecured notes issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

All references to the “underlying benchmark” in the accompanying product supplement are deemed to refer to the relevant futures contract on Brent blend crude oil for purposes of this offering summary.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	November , 2011 (expected to price on or about November 23, 2011)
Original issue date:	November , 2011 (three business days after the pricing date)
Maturity date:	November , 2016 (expected to be November 29, 2016)
Underlying commodity:	Brent blend crude oil
Payment at maturity:	$1,000 + note return amount. The note return amount may be positive or zero.
Note return amount:
If the final commodity price is greater than the initial commodity price,

▪ the greater of (i) upside payment and (ii) $1,000 x commodity return percentage

If the final commodity price is less than or equal to the initial commodity price

▪ zero

Upside payment:	$180 to $220 per note (18% to 22% of the stated principal amount), to be determined on the pricing date
Commodity return percentage:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$ , the commodity price of the underlying commodity on the pricing date
Final commodity price:	The commodity price of the underlying commodity on the valuation date
Valuation date:	November , 2016 (expected to be November 23, 2016), subject to postponement for non-underlying commodity business days and certain market disruption events.
Commodity price:
The settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day, subject to the terms described under “Fact Sheet—Commodity price.”

CUSIP:	1730T0QH5
ISIN:	US1730T0QH58
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.
Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$	$	$

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $35 for each $1,000 note sold in this offering.  From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a fixed selling concession of $35 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the note declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary for more information.

You should read this document together with the product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Supplement filed on July 13, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Investment Overview
The Digital Plus Notes
The Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016 (the “notes”) can be used:

▪
As an alternative to direct exposure to the commodity price of the underlying commodity that provides a minimum positive return if the commodity price of the underlying commodity increases at all from the pricing date to the valuation date and 1-to-1 participation in any percentage increase in the commodity price of the underlying commodity from the pricing date to the valuation date beyond the minimum positive return; however, by investing in the notes, you will not be entitled to receive any interest or other periodic payments on the notes.   You should carefully consider whether an investment that does not provide for interest or other periodic payments is appropriate for you

▪
To enhance returns and outperform the commodity price of the underlying commodity in scenarios in which the final commodity price increases from the initial commodity price by less than 18% to 22% (to be determined on the pricing date)

▪
To obtain 1-to-1 exposure to the performance of the commodity price of the underlying commodity in scenarios in which the final commodity price increases from the initial commodity price by at least 18% to 22% (to be determined on the pricing date)

▪	To obtain protection against negative performance of the commodity price of the underlying commodity

Maturity:	Approximately 5 years
Upside payment:	$180 to $220 (18% to 22% of the stated principal amount), to be determined on the pricing date
Minimum payment at maturity:	$1,000 per note (100% of the stated principal amount)
Coupon:	None

Brent Blend Crude Oil Futures Contracts Overview

Brent blend crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970s.  The commodity price of Brent blend crude oil is determined by reference to the settlement price of the first nearby futures contract on deliverable grade Brent blend crude oil traded on ICE Futures Europe.  At any time, the first nearby futures contract is the futures contract nearest to expiration.

Information as of market close on November 3, 2011:

Bloomberg Page / Reuters Screen Page	CO1 <CMDTY> / LCOc1
Current Commodity Price:	$110.83
52 Weeks Ago (on 11/4/2010):	$88.00
52 Week High (on 4/8/2011):	$126.65
52 Week Low (on 11/23/2010):	$83.25

Brent Blend Crude Oil – Daily Commodity Prices January 3, 2006 to November 3, 2011

November 2011	Page 2

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Key Investment Rationale

An investment in the notes offers a minimum positive return of 18% to 22% (to be determined on the pricing date) if the commodity price of the underlying commodity increases at all from the pricing date to the valuation date, offers an uncapped 1-to-1 participation in any percentage increase in the commodity price of the underlying commodity from the pricing date to the valuation date of greater than 18% to 22% and provides protection against any decline in the commodity price of the underlying commodity.  All payments on the notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

You will not be entitled to receive any interest or other periodic payments on the notes.   You should carefully consider whether an investment that does not provide for interest or other periodic payments is appropriate for you.

Payment Scenario 1
The commodity price of the underlying commodity increases from the pricing date to the valuation date by at least 18% to 22% (to be determined on the pricing date).  In this scenario, each note redeems for more than the stated principal amount of $1,000 by an amount that is proportionate to the percentage increase of the final commodity price from the initial commodity price.  (Example: if the commodity price of the underlying commodity increases by 40%, the notes will redeem for $1,400, or 140% of the stated principal amount of $1,000.)  There is no maximum payment at maturity.

Payment Scenario 2
The commodity price of the underlying commodity increases from the pricing date to the valuation date by less than 18% to 22% (to be determined on the pricing date).  In this scenario, each note redeems for $1,180 to $1,220 (118% to 122% of the stated principal amount), to be determined on the pricing date.

Payment Scenario 3	The commodity price of the underlying commodity remains unchanged or declines from the pricing date to the valuation date and, at maturity, the notes redeem for the stated principal amount of $1,000.

Summary of Selected Key Risks (see page 12)

▪	Your payment at maturity may be limited to the stated principal amount of each note.

▪	No interest payments.

▪	Secondary market sales of the notes may result in a loss of principal.

▪
The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

▪
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

▪	Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.

▪	The return on the notes is linked to a single commodity, and the price of the underlying commodity may change unpredictably and affect the value of the notes in unforeseen ways.

▪	Single commodity prices tend to be more volatile than, and may not correlate with, prices of commodities generally.

▪	Futures contracts on Brent blend crude oil are the benchmark crude oil contracts in the European and Asian markets and may be affected by the recent sovereign debt crisis in Europe.

▪
The commodity price of the underlying commodity is determined by reference to the official settlement price of Brent crude oil futures contracts as determined by ICE Futures Europe, and there are certain risks relating to the commodity price of the underlying commodity being determined by ICE Futures Europe.

▪	A decision by ICE Futures Europe to increase margin requirements for the underlying commodity futures contracts may affect the commodity price of the underlying commodity.

▪	The notes do not offer direct exposure to commodity spot prices.

▪	The notes will not be regulated by the Commodity Futures Trading Commission.

▪	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the value of the notes.

▪
The historical performance of futures contracts on the underlying commodity is not an indication of the future performance of futures contracts on the underlying commodity or the commodity price of the underlying commodity.

November 2011	Page 3

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

▪	The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

▪	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited.

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

▪	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

November 2011	Page 4

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. (“Citigroup Funding”), will pay no interest and are subject to the terms described in the accompanying product supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds an amount in cash that may be greater than or equal to the stated principal amount of $1,000 depending on the commodity price of the underlying commodity on the valuation date. The notes are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Senior Notes program.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
November , 2011 (expected to price on or about November 23, 2011)	November , 2011 (three business days after the pricing date)	November , 2016 (expected to be November 29, 2016)

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Underlying commodity:	Brent blend crude oil
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Interest:	None
Payment at maturity:	$1,000 + note return amount. The note return amount may be positive or zero.
Note return amount:
If the final commodity price is greater than the initial commodity price,

▪  the greater of (i) upside payment and (ii) $1,000 x commodity return percentage

If the final commodity price is less than or equal to the initial commodity price

▪  zero

Upside payment:	$180 to $220 per note (18% to 22% of the stated principal amount), to be determined on the pricing date
Commodity return percentage:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$ , the commodity price of the underlying commodity on the pricing date
Final commodity price:	The commodity price of the underlying commodity on the valuation date
Valuation date:
November    , 2016 (expected to be November 23, 2016).  If the originally scheduled valuation date is not an underlying commodity business day, the valuation date may be postponed by the calculation agent, but not past the underlying commodity business day immediately prior to the maturity date.  In addition, if a market disruption event occurs on the originally scheduled valuation date, the calculation agent may postpone the valuation date as described below in the definition of “commodity price.”

Underlying commodity business day:
A day, as determined by the calculation agent, on which the relevant exchange is open for trading during its regular trading session, notwithstanding the relevant exchange closing prior to its scheduled closing time.  See “—Relevant exchange” below.

Risk factors:	Please see “Risk Factors” beginning on page 12.
Clearing and settlement:	DTC

November 2011	Page 5

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	1730T0QH5
ISIN:	US1730T0QH58
Commodity price:
The “commodity price” of the underlying commodity on any day is the settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day.  If such settlement price is not available on a date of determination or if there is a market disruption event on that date, the calculation agent will determine the commodity price as of that date by requesting the principal office of each of the three leading dealers (which may include Citigroup Global Markets Inc. (“Citigroup Global Markets”) or any of our other affiliates, in each case acting in a commercially reasonable manner) in the relevant market, selected by the calculation agent, to provide a quotation for such settlement price.  If such quotations are provided as requested, the commodity price as of the date of determination will be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, such commodity price shall be determined by the calculation agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.  Alternatively, in the sole discretion of the calculation agent, the determination of the commodity price of the underlying commodity upon the occurrence of a market disruption event may be deferred by the calculation agent for up to two consecutive underlying commodity business days on which a market disruption event is occurring, but not past the underlying commodity business day immediately prior to the maturity date.

Market disruption event:
Any of the following, as determined by the calculation agent:  disappearance of commodity reference price; price source disruption; trading disruption; or tax disruption.

“Disappearance of commodity reference price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange or (ii) the disappearance of, or of trading in, the underlying commodity.

“Price source disruption” means the temporary or permanent failure of the relevant exchange to announce or publish the commodity price of the underlying commodity.

“Tax disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the underlying commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the pricing date, if the direct effect of such imposition, change or removal is to raise or lower the commodity price of the underlying commodity on any underlying commodity business day from what it would have been without that imposition, change or removal.

“Trading disruption” means the material suspension of, or material limitation imposed on, trading in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange.

Relevant exchange:
ICE, or if ICE is no longer the principal exchange or trading market for futures contracts on the underlying commodity, such exchange or principal trading market for the underlying commodity that serves as the source of prices for the underlying commodity and any principal exchanges where options or futures contracts on the underlying commodity are traded.

Tax considerations:
The following summary is a general discussion of the material U.S. federal income tax consequences of ownership and disposition of the notes.  This discussion applies only to an investor who purchases the notes at their original issuance at their original issue price and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

Each holder, by purchasing the notes, agrees to treat each note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that U.S. holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount

November 2011	Page 6

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that U.S. holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

The comparable yield is a rate of      %, compounded semi-annually, and the projected payment schedule with respect to a note consists of a single payment at maturity equal to $     .  Assuming a semi annual accrual period, the following table sets out the amount of original issue discount (“OID”) that will be deemed to accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	OID Deemed to Accrue During Calendar Period (Per $1,000 Note)	Total OID Deemed to Have Accrued From Issue Date (Per $1,000 Note) as of End of Calendar Period
Original Issue Date through December 31, 2011	$	$
January 1, 2012 through December 31, 2012	$	$
January 1, 2013 through December 31, 2013	$	$
January 1, 2014 through December 31, 2014	$	$
January 1, 2015 through December 31, 2015	$	$
January 1, 2016 through Maturity Date	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of the payment that will be made on a note.

For U.S. federal income tax purposes, a U.S. holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless the U.S. holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”). Regardless of its accounting method for U.S. federal income tax purposes, a U.S. holder will be required to accrue OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the payment at maturity on the notes.

In addition to interest accrued based upon the comparable yield as described above, at maturity a U.S. holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of the actual payment at maturity over the projected payment at maturity) in respect of a note. Generally, a net negative adjustment (i.e., the excess of the projected payment at maturity over the actual payment at maturity) in respect of a note for a taxable year:

▪ will first reduce the amount of interest in respect of the note that the U.S. holder would otherwise be required to include in income in the taxable year; and

▪ to the extent of any excess, will give rise to an ordinary loss, but only to the extent of all previous interest inclusions under the note.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale or exchange of a note prior to maturity, a U.S. holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the U.S. holder’s adjusted basis in the note.  A U.S. holder’s adjusted basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note.  U.S. holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.    These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, a U.S. holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS. U.S. holders should consult their tax advisers regarding this reporting obligation.

A non-U.S. holder (as defined in the accompanying prospectus supplement) will not be subject to U.S. federal withholding or income tax in respect of amounts paid on the notes, provided that:

▪ the non-U.S. holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

▪ the non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

▪ the non-U.S. holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

▪ the certification requirement described below has been fulfilled with respect to the beneficial owner.

November 2011	Page 7

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person. Special rules apply to non-U.S. holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citibank, N.A. (“Citibank”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures contracts on the underlying commodity and/or in any other securities or instruments, such as options and/or swaps related to the underlying commodity, that we may wish to use in connection with such hedging.  Our affiliates also trade in futures contracts on the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  Such purchase activity could increase the commodity price of the underlying commodity, and, accordingly, potentially increase the initial commodity price and, therefore, increase the commodity price at which the underlying commodity must settle on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35 from Citigroup Funding for each note sold in this offering.  From this underwriting fee, Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a fixed selling concession of $35 for each $1,000 note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below, “Risk Factors Relating to the Notes—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying product supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.
Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc.

November 2011	Page 8

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement.
Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

November 2011	Page 9

Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

How the Digital Plus Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the commodity price of the underlying commodity.  Investors will not receive any interest or other periodic payments on the notes.

The graph is based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical upside payment:	$200 per note (20% of the stated principal amount)
Minimum payment at maturity:	$1,000 per note (100% of the stated principal amount)
Maximum payment at maturity:	There is no maximum payment at maturity.

Digital Plus Notes Payoff Diagram

How it works

▪
If the final commodity price is greater than the initial commodity price, the payment at maturity on the notes reflected in the graph above is greater than the $1,000 stated principal amount per note and is equal to the $1,000 stated principal amount plus the greater of (i) the hypothetical upside payment of $200 and (ii) the product of $1,000 and the percentage increase of the final commodity price from the initial commodity price.

▪
If the percentage change in the commodity price of the underlying commodity from the pricing date to the valuation date is greater than 0% but less than or equal to 20%, an investor will receive a payment at maturity of $1,200 per note, the stated principal amount plus the hypothetical upside payment.

▪
If, however, the commodity price of the underlying commodity increases by more than 20%, an investor will instead participate on a 1-to-1 basis in the positive performance of the commodity price of the underlying commodity.  For example, if the commodity price of the underlying commodity increases by 40%, an investor will receive a payment at maturity equal to $1,400 per note.

▪	If the final commodity price is less than or equal to the initial commodity price, investors will receive the stated principal amount of $1,000 per note.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of notes that they hold an amount in cash based upon the commodity price of the underlying commodity on the valuation date, as determined as follows:

If the final commodity price is greater than the initial commodity price:

$1,000 + the greater of: (i) Upside Payment; and (ii) $1,000 x Commodity return percentage

The upside payment will be $180 to $220 per note, to be determined on the pricing date.

The commodity return percentage will be a fraction equal to: (final commodity price – initial commodity price) / initial commodity price

If the final commodity price is less than or equal to the initial commodity price:

the stated principal amount of $1,000

All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors Relating to the Notes” in the accompanying product supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪
Your payment at maturity may be limited to the stated principal amount of each note.  If the commodity price of the underlying commodity on the valuation date is less than or equal to the commodity price of the underlying commodity on the pricing date, at maturity you will receive for each note you hold the $1,000 stated principal amount only.  This will be the case even if the commodity price of the underlying commodity is greater than the initial commodity price at one or more times during the term of the notes.   See “How the Digital Plus Notes Work.”

▪
The notes do not pay interest. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest.  You should carefully consider whether an investment that does not provide for periodic interest is appropriate for you.

▪
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full $1,000 stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

▪
Potential for a lower comparable yield. The notes do not pay any periodic interest. As a result, if the final commodity price does not increase from the initial commodity price, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

▪
The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

▪
Investing in the notes is not equivalent to investing in the underlying commodity. Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Your return on the notes will not reflect the return you would realize if you actually owned the underlying commodity or futures or forward contracts on the underlying commodity.  Moreover, by purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.

▪
The return on the notes is linked to a single commodity, and the price of the underlying commodity may change unpredictably and affect the value of the notes in unforeseen ways.  Investments, such as the notes, linked to the price of a futures contract on a single commodity, such as Brent blend crude oil, are subject to significant fluctuations in the price of the commodity over short periods of time due to a variety of factors:

▪
The price of Brent blend crude oil futures contracts is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.

▪
Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

▪
In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions (or resolutions thereof) in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.

▪
Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable, and upon any resolution of these events, prices may fall. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

The price of Brent blend crude oil futures has experienced severe price fluctuations over the recent past and there can be no assurance that this price volatility will not continue in the future.  As a result of these or other factors, the commodity price of the underlying commodity may be, and has recently been, highly volatile.  See “Information About Brent Blend Crude Oil Futures Contracts” below.

▪
Single commodity prices tend to be more volatile than, and may not correlate with, prices of commodities generally.  The payment at maturity on the notes is linked to the settlement price of a futures contract on the underlying commodity and not to a diverse basket of commodities or a broad-based commodity index. The commodity price of the underlying commodity may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to the price of a futures contract on a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The commodity price of the underlying commodity may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Information About Brent Blend Crude Oil Futures Contracts” below.

▪
Futures contracts on Brent blend crude oil are the benchmark crude oil contracts in the European and Asian markets and may be affected by the recent sovereign debt crisis in Europe.   Because futures contracts on Brent blend crude oil are the benchmark crude oil contracts in European and Asian markets, the commodity price of the underlying commodity will be particularly affected by economic conditions in Europe and Asia. Therefore, a decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil.  Additionally, because Brent blend crude oil is sourced from European territories, unlike, other benchmark crude oil measures, such as West Texas Intermediate crude oil, a decline in or disruption of economic activity in Europe could adversely affect the price of Brent blend crude oil and futures contracts on Brent blend crude oil relative to other benchmark crude oil measures.   Any of these events could adversely affect the commodity price of the underlying commodity and, therefore, the value of the notes.

The recent European debt crisis and related European financial restructuring efforts have contributed to instability in European economies.  If European economic and market conditions, or economic conditions in other key markets, remain uncertain or deteriorate further, the commodity price of the underlying commodity and, therefore, the value of the notes, may be adversely affected.

▪
The commodity price of the underlying commodity is determined by reference to the official settlement price of Brent crude oil futures contracts as determined by ICE Futures Europe, and there are certain risks relating to the commodity price of the underlying commodity being determined by ICE Futures Europe.  Futures contracts on Brent blend crude oil are traded on ICE Futures Europe. The commodity price of the underlying commodity will be determined by reference to the official settlement price on ICE Futures Europe of Brent blend crude oil futures contracts, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

▪
A decision by ICE Futures Europe to increase margin requirements for Brent blend crude oil futures contracts may affect the commodity price of the underlying commodity.  If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent blend crude oil (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions,

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Citigroup Funding Inc.

Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

which may cause the commodity price of the underlying commodity to decline significantly, which would adversely affect the value of the notes.

▪
The notes do not offer direct exposure to commodity spot prices.  The notes are linked to the commodity price, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

▪
The notes will not be regulated by the Commodity Futures Trading Commission.  The notes will not be regulated by the CFTC.  You will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the value of the notes.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These circumstances could adversely affect the commodity price of the underlying commodity and, therefore, the value of the notes.

▪
The historical performance of futures contracts on the underlying commodity is not an indication of the future performance of futures contracts on the underlying commodity or the commodity price of the underlying commodity.  The historical performance of futures contracts on the underlying commodity, which is included in this offering summary, should not be taken as an indication of the future performance of futures contracts on the underlying commodity or the commodity price of the underlying commodity during the term of the notes. Changes in the commodity price of the underlying commodity will affect the trading price of the notes, but it is impossible to predict whether the commodity price of the underlying commodity will fall or rise.

▪
The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.  We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the commodity price of the underlying commodity and a number of other factors, including: the market price for the underlying commodity and futures contracts on the underlying commodity and the volatility (frequency and magnitude of changes in price) of such prices; trends of supply and demand for the underlying commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity; interest and yield rates in the market; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity or commodities markets generally and that may affect the commodity price of the underlying commodity; the time remaining until the maturity of the notes; and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.

Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

▪
The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

▪
The notes will not be listed on any securities exchange, and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪
The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.  Citibank, the calculation agent, is an affiliate of ours. As calculation agent, Citibank will determine the initial commodity price, the final commodity price and the commodity return percentage, as applicable, and will calculate the amount of cash you will receive at maturity. Determinations made by Citibank, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any commodity price in the event of a market disruption event, may affect the payout to you at maturity.

▪
Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying commodity), including trading in futures contracts on the underlying commodity as well as in other instruments, such as options and/or swaps related to the underlying commodity. Our affiliates also trade in futures contracts on the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price and, as a result, could increase the commodity price at which the underlying commodity must settle on the valuation date before an investor receives a payment at maturity that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the commodity price of the underlying commodity on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Information about Brent Blend Crude Oil Futures Contracts

General.  At any time, the first nearby Brent blend crude oil futures contract is the Brent blend crude oil futures contract traded on ICE Futures Europe (“ICE”) that is then closest to expiration. Brent blend crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970s. The first nearby Brent blend crude oil futures contract is a deliverable contract based on an Exchange of Futures for Physical Delivery, or “EFP”, with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration.

The following summarizes selected specifications relating to the Brent blend crude oil futures contracts:

▪	Price Quotation: U.S. Dollars and cents per barrel.

▪	Minimum Daily Price Fluctuation: $0.01 per barrel.

▪	Maximum Daily Price Fluctuation: None.

ICE is one of the regulated futures and options exchanges operated by IntercontinentalExchange, Inc. and is based in London. IntercontinentalExchange Inc. acquired the International Petroleum Exchange, now known as ICE Futures Europe, in June 2001.

ICE Disclaimer

The notes are not sponsored, endorsed, sold or promoted by ICE. ICE makes no representation or warranty, express or implied, to the investors in the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of ICE commodity futures prices to track general commodity market performance. ICE has no relationship to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates and ICE commodity futures prices are determined, composed and calculated by ICE without regard to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or to the notes. ICE has no any obligation to take the needs of Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or the needs of the holders of the notes into consideration in determining, composing or calculating any ICE commodity futures settlement price. ICE is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation pursuant to which cash amounts are payable on the notes. ICE has no obligation or liability in connection with the administration, marketing or trading of the notes.

ICE does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe market and/or sell the notes, or (ii) ICE commodity futures prices used in computing the return on the notes. ICE makes no warranty, express or implied, as to results to be obtained by Citigroup Funding Inc., Citigroup Inc. or any of its affiliates, holders of the notes or any other person or entity from the use of the warranties, and hereby expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to ICE commodity futures prices used in computing the return on the notes and are not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall ICE have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

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Digital Plus Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November    , 2016

Historical Information

The following table sets forth the high and low commodity prices, as well as the end-of-quarter commodity price, of Brent blend crude oil from January 3, 2006 through November 3, 2011. We obtained these commodity prices and other information below from Bloomberg Financial Markets, without independent verification. The commodity price of the underlying commodity experiences periods of high volatility, and you should not take the historical commodity prices of the underlying commodity as an indication of future performance.

Brent Blend Crude Oil	High	Low	Period End
2006
First Quarter	$66.59	$58.15	$65.91
Second Quarter	74.64	66.39	73.51
Third Quarter	78.30	60.12	62.48
Fourth Quarter	64.62	57.87	60.86
2007
First Quarter	68.10	51.70	68.10
Second Quarter	72.18	64.44	71.41
Third Quarter	80.03	68.69	79.17
Fourth Quarter	95.76	76.58	93.85
2008
First Quarter	107.55	86.62	100.30
Second Quarter	140.31	100.17	139.83
Third Quarter	146.08	89.22	98.17
Fourth Quarter	95.33	36.61	45.59
2009
First Quarter	53.50	39.55	49.23
Second Quarter	71.79	48.44	69.30
Third Quarter	75.51	60.43	69.07
Fourth Quarter	79.69	67.20	77.93
2010
First Quarter	82.70	69.59	82.70
Second Quarter	88.94	69.55	75.01
Third Quarter	82.68	71.45	82.31
Fourth Quarter	94.75	81.10	94.75
2011
First Quarter	117.36	93.33	117.36
Second Quarter	126.65	105.12	112.48
Third Quarter	118.78	102.57	102.76
Fourth Quarter (through November 3, 2011)	114.68	99.79	110.83

Additional Considerations

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of      % per annum on the unpaid amount due.

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Citigroup Funding Inc.